mobistar

03 DEC 22 7:21

12g3-2(b) File No. 82 –4965


03045341

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

30 October 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

i.o.
Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 1/5



12g3-2(b) File No. 82 –4965

MOBISTAR GAINS 90,000 NET ACTIVE CUSTOMERS DURING THE 3RD QUARTER OF 2003

Brussels, 27th of October 2003 – **On the 30th of September 2003, Mobistar had a total of 2,508,248 active customers, an increase of 13% compared with the end of September 2002. Over the third quarter, Mobistar increased its net active customer base by 90,000. Over one year, the ARPU (Average Revenue Per User) has witnessed a 3% increase and stood at 34.21 euros per month per active customer on the 30th of September 2003. Over the same period, total turnover has risen by 14.7% to reach 848.6 million euros.**

Mobistar's active customer base is continuing to witness significant growth: on the 30th of September 2003, it stood at 2,508,248 customers, up by 13% compared with the end of September 2002, when it amounted to 2,220,000 customers. This growth was positively influenced by mobile number portability, launched barely a year ago, with Mobistar being the only operator to benefit from this development. As of 30th September 2003, Mobistar has won over 57,000 net customers as a direct result of mobile number portability. This net gain is due, to a large extent, to postpaid customers, leading to a better balance between prepaid and postpaid customers of the total customer base.

In one year, the ARPU has increased by 3% to reach 34.21 euros per month per active customer, compared with 33.23 euros per month per active customer at the end of September 2002. The ARPU's upward trend over the past few quarters was encouraged by an ever increasing use of the Mobistar services in the field of both data and voice transmission. The launch of new offers, such as Mobistar Home, should further sustain this trend over the next few months. Additionally, as from the 1st of November 2003, Mobistar will reduce its MTR (Mobile Terminating Rate) by 10% during peak hours.

The widening active customer base and increased ARPU brought about a significant rise in total turnover of 14.7% in one year, up from 740 to 848.6 million euros.

Mobistar's efforts to ensure an improved quality of service have apparently satisfied its growing number of customers, allowing the company to further boost its revenues.